UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

NewLead Holdings Ltd.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

G64626115

(CUSIP Number)

Gerald Jaeger
Chief Financial Officer
S. Goldman Advisors, LLC
825 Third Avenue, 34th Floor
New York, NY 10022
(212) 404-5732

with a copy to:

John E. Sorkin, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. G64626115	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS S. Goldman Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 529,167 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 529,167 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 529,167
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7% (2)
14	TYPE OF REPORTING PERSON (See Instructions) BD

(1)  Consists of (i) 416,667 shares that may be acquired upon exercise of warrants pursuant to that certain Amended and Restated Warrant, dated September 30, 2010, between NewLead Holdings Ltd. and S. Goldman Advisors, LLC, and (ii) 112,500 shares that may be acquired upon exercise of that certain Warrant, dated October 20, 2010, between NewLead Holdings Ltd. and S. Goldman Advisors, LLC.

(2)  The calculation of the percentage is based on there being 10,849,255 shares outstanding based upon information provided by the Company as of February 27, 2012.

SCHEDULE 13D
CUSIP No. G64626115	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Sheldon M. Goldman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 66
	8	SHARED VOTING POWER 529,167 (1)
	9	SOLE DISPOSITIVE POWER 66
	10	SHARED DISPOSITIVE POWER 529,167 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 529,233
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)  Consists of (i) 416,667 shares that may be acquired upon exercise of warrants pursuant to that certain Amended and Restated Warrant, dated September 30, 2010, between NewLead Holdings Ltd. and S. Goldman Advisors, LLC, and (ii) 112,500 shares that may be acquired upon exercise of that certain Warrant, dated October 20, 2010, between NewLead Holdings Ltd. and S. Goldman Advisors, LLC.

(2)  The calculation of the percentage is based on there being 10,849,255 shares outstanding based upon information provided by the Company as of February 27, 2012.

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned on October 22, 2009, as amended  and restated by Amendment No. 1 filed by the undersigned on December 23, 2010.  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.  Capitalized terms used but not defined in this Amendment No. 2 have the meanings provided in the previously filed statement on Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The 2010 Warrants were issued to Goldman Advisors effective as of October 20, 2010.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 15, 2012, Sheldon M. Goldman made a charitable contribution of 63,500 of the SMG Shares.   On February 16, 2012, Sheldon M. Goldman made a charitable contribution of an additional 63,500 of the SMG Shares.   Following these contributions, Sheldon M. Goldman owned 66 SMG Shares, which he currently intends to donate to charity or otherwise dispose of in the near future.

Any determination as to the disposition of the remaining SMG Shares, the 2009 Warrants and the 2010 Warrants and/or the underlying shares of Common Stock will depend on, among other things, general economic, stock market and business conditions.  The Reporting Persons intend to review continuously their position in the Issuer.  Any such disposition may be made pursuant to registration statements to be filed by the Issuer under the registration rights agreement described in Item 6, Rule 144, when available, or transactions exempt from registration under the Securities Act of 1933, as amended.   Each of the Reporting Persons reserves the right, in light of its continuing analysis as described above and its ongoing evaluation of the business prospects of the Issuer, general economic and business conditions, stock market conditions and other relevant factors, to change its plans and intentions at any time, as it deems appropriate.

Item 5.  Interest in Securities of the Issuer.

Items 5(a) and (b) are hereby amended and restated in their entirety to read as follows:

(a)           Goldman Advisors, in the aggregate, beneficially owns 529,167 shares of Common Stock, consisting of (i) 416,667 shares of Common Stock that may be acquired upon exercise of the 2009 Warrants and (ii) 112,500 shares of Common Stock issuable upon exercise of the 2010 Warrants, which shares together represent in the aggregate approximately 4.7% of the 10,849,255 shares outstanding based upon information provided by the Company as of February 27, 2012, calculated in accordance with Rule 13d-3 promulgated under the Exchange Act.

Sheldon M. Goldman, in the aggregate, beneficially owns 529,233 shares of Common Stock, consisting of (i) 416,667 shares of Common Stock that may be acquired upon exercise of the 2009 Warrants, (ii) 112,500 shares of Common Stock issuable upon exercise of the 2010 Warrants, and (iii) 66 SMG Shares held outright by Sheldon M. Goldman, which shares together represent in the aggregate approximately 4.7% of the 10,849,255 shares outstanding based upon information provided by the Company as of February 27, 2012, calculated in accordance with Rule 13d-3 promulgated under the Exchange Act.

(b)           By virtue of the relationship reported under Item 2, the Reporting Persons may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the 529,167 shares of Common Stock beneficially owned by Goldman Advisors as described above.  Sheldon M. Goldman has sole power to vote or to direct the vote and to dispose or to direct the disposition of the 66 SMG Shares.

Item 5(c) is hereby amended to add the following:

(c)           None, except for the charitable contributions described in Item 4 which are incorporated in this Item 5 by reference and as otherwise described in this Statement.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 29, 2012

S. Goldman Advisors, LLC

By:	/s/ Sheldon M. Goldman
	Name:	Sheldon M. Goldman
	Title:	Senior Managing Director

/s/ Sheldon M. Goldman
Sheldon M. Goldman